Exhibit (a)(5)(H)

DAKOTA GROWERS PASTA COMPANY, INC.

Contact:

Tim Dodd

President and CEO

701-652-2855

FOR IMMEDIATE RELEASE

Dakota Growers Pasta Company Announces Closing of Financing Transaction and Tender Offer

CARRINGTON, N.D., May 10, 2007 (PR Newswire) — Dakota Growers Pasta Company, Inc. today announced that it successfully closed the sale of 1 million shares of Series F convertible preferred stock to MVC Capital, Inc., the sale of 1 million shares of common stock to LaBella Holdings LLC, and received $20 million in loan proceeds under a term loan agreement with CoBank.  With the net proceeds of $38.8 million from these financing transactions and working capital provided by the Company, Dakota Growers has accepted 3,920,000 shares of common stock that have been properly tendered to the Company for purchase at $10.00 per share net in cash pursuant to the Company’s previously announced tender offer.

The tender offer expired at 5:00 p.m. Minneapolis time on April 27, 2007.  The Company previously announced that 5,007,398 shares were tendered in the offer.  Because more than 3,920,000 shares of common stock were tendered, proration will be required.  The Company will purchase 3,920,000 shares of common stock in accordance with the following priority: first, the Company will buy all tendered shares from shareholders that own less than 1,000 shares; second, the Company will buy the greater of 1,000 shares of common stock or 29.8% of a tendering shareholders’ total ownership; and third, because more shares have been tendered than the Company can purchase while satisfying the first two criteria, the Company will purchase shares on a pro rata basis.  The Company will determine proration for each shareholder’s remaining unpurchased but tendered shares, if any, by multiplying:

•                  the percentage of each shareholders’ unpurchased but tendered shares to the total number of unpurchased but tendered shares of all shareholders by

•                  the difference between 3,920,000 and the number of shares the Company will purchase by applying the first two criteria described above.

The Company has instructed Wells Fargo Bank, the depositary for the tender offer, to deliver the purchase price to each tendering shareholder for the shares accepted for payment in the offer subject to the priority and pro rata provisions of the offer.

Dakota Growers Pasta Company, Inc., headquartered in Carrington, North Dakota, is the third largest manufacturer and marketer of dry pasta products in North America and the manufacturer and distributor of DreamfieldsTM Healthy Carb Living Pasta.  DreamfieldsTM pasta is an excellent source of fiber, has five grams of digestible carbohydrates and a 65% lower glycemic index as compared to regular pasta.

# # #

The information contained in this press release contains forward-looking statements.  These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions.  Certain factors could cause actual results and conditions to differ materially from those projected in these forward-looking statements, and these factors are enumerated in the Company’s periodic filings with the Securities and Exchange Commission.